UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549-3628


     DIVISION OF
CORPORATION FINANCE


                                                                December 4,
2020

  Via E-Mail
  Don S. Williams, Esq.
  Hogan Lovells International LLP
  Suite 1804-1808, Park Place
  1601 Nanjing Road West
  Jing An District
  Shanghai 200040

          Re:     Acorn International, Inc.
                  Amendment No. 1 to Schedule 13E-3
                  Filed by Acorn International, Inc., First Ostia Port Ltd., Second Actium Coin
                      Ltd., Robert W. Roche, Ritsuko Hattori-Roche, Catalonia Holdings, LLC
                      and Bireme Limited
                  Filed on November 27, 2020
                  File No. 5-83555

  Dear Mr. Williams:

       We have reviewed the above filing and related response letter and have the following comments.

  Schedule 13E-3 Exhibit (a)-(1) Preliminary Proxy Statement of the Company

  1. We note your response to prior comment 7. We acknowledge that the Company is a foreign private issuer and is not required to, and does not, file quarterly reports under the
          Exchange Act. However, given that the Company has furnished its quarterly earnings release, and in light of the guidance referred to in our prior comment and the information provided in your response, we are unable to agree that the Company is not required to include such information in the Rule 13e-3 disclosure materials disseminated to shareholders.

                                                *       *       *

         Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code:
  20549-3628.
 Don S. Williams, Esq.
Hogan Lovells International LLP
December 4, 2020
Page 2

                                  Sincerely,

                                  /s/ Perry J. Hindin

                                  Perry J. Hindin
                                  Special Counsel
                                  Office of Mergers & Acquisitions